Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

February 3, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 2, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Itiquira Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, $0.0001 par value per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery